UNITED STATES
			   SECURITIES AND EXCHANGE COMMISSION
			          WASHINGTON, DC 20549

              			    ----------------

				      SCHEDULE 13D
	 (Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a))


	               Under the Securities and Exchange Act of 1934

		 		    3DFX INTERACTIVE, INC.
	   --------------------------------------------------------------------
			  	     (Name of Issuer)

				       Common Stock
	   --------------------------------------------------------------------
		              (Title of Class of Securities)

			    	         88553X103
	   --------------------------------------------------------------------
			              (CUSIP Number)


				    Simon Raykher, Esq.
			     Satellite Asset Management, L.P.
			        623 Fifth Avenue, 19th Floor
				    New York, NY 10022
	   --------------------------------------------------------------------
		      (Name, Address and Telephone Number of Person
	              Authorized to Receive Notices and Communications)


				    February 23, 2007
	   ---------------------------------------------------------------------
		 (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





CUSIP No.  88553X103
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Fund II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
					(a) [ ]
                                        (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       657,412

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       657,412

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       657,412

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.65%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  88553X103 (Page 2)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Fund IV, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

      See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       132,920

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       132,920

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       132,920

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.33%

14.  TYPE OF REPORTING PERSON*

       PN

CUSIP No.  88553X103 (Page 3)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     The Apogee Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       328,420

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       328,420

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       328,420

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.83%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103 (Page 4)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       1,704,102

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       1,704,102

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       1,704,102

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.29%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103 (Page 5)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund V, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       141,880

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       141,880

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       141,880

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.36%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103 (Page 6)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VI, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       48,210

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       48,210

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       48,210

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.12%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103  (Page 7)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VII, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       77,340

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       77,340

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       77,340

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.19%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103  (Page 8)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VIII, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       166,870

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       166,870

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       166,870

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.42%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103  (Page 9)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund IX, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       159,690


9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       159,690

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       159,690

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.40%

14.  TYPE OF REPORTING PERSON*

       CO

CUSIP No.  88553X103 (Page 10)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Asset Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

       0

8.   SHARED VOTING POWER.

       3,416,844

9.   SOLE DISPOSITIVE POWER.

       0

10.  SHARED DISPOSITIVE POWER.

       3,416,844

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

       3,416,844

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.59%

14.  TYPE OF REPORTING PERSON*

       PN

CUSIP No.  88553X103 (Page 11)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Satellite Fund Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS  2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

       3,416,844

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       3,416,844

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,416,844

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.59%

14.  TYPE OF REPORTING PERSON*

       OO

CUSIP No.  88553X103 (Page 12)
 ---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Satellite Advisors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

See Item 3.

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS  2(d) OR 2(e)     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

       790,332

9.   SOLE DISPOSITIVE POWER

       0

10.  SHARED DISPOSITIVE POWER

       790,332

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       790,332

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.99%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.   88553X103 (Page 13)
---------------------


Item 1.  Security and Issuer.

The name of the issuer is 3DFX Interactive, Inc. (the "Issuer" or the "Company"). The address of the Issuer's offices is P.O. Box 60486, Palo Alto, California 94306. This Schedule 13D relates to shares of the Issuer's common stock, no par value (the "Shares").

Item 2.  Identity and Background

This Amendment No. 2 amends and restates the Schedule 13D filed with the Securities and Exchange Commission on February 1, 2007.

This statement is filed by:

(i)   Satellite Fund II, L.P. ("Satellite II");
(ii)  Satellite Fund IV, L.P. ("Satellite IV");
(iii) The Apogee Fund, Ltd. ("Apogee");
(iv)  Satellite Overseas Fund, Ltd. ("Satellite Overseas")
(v)   Satellite Overseas Fund V, Ltd. ("Satellite Overseas V");
(vi)  Satellite Overseas Fund VI, Ltd. ("Satellite Overseas VI");
(vii) Satellite Overseas Fund VII, Ltd. ("Satellite Overseas VII");
(viii)Satellite Overseas Fund VIII, Ltd. ("Satellite Overseas VIII");
(ix)  Satellite Overseas Fund IX, Ltd. ("Satellite Overseas IX");
(x)   Satellite Asset Management, L.P. ("Satellite Asset Management");
(xi)  Satellite Fund Management LLC ("Satellite Fund Management"); and
(xii) Satellite Advisors, L.L.C. ("Satellite Advisors").

This statement relates to Shares (as defined herein) held by (i) Satellite
II and Satellite IV (collectively, the "Delaware Funds") over which Satellite Advisors has discretionary trading authority, as general partner, and (ii) Apogee, Satellite Overseas, Satellite Overseas V, Satellite Overseas VI, Satellite Overseas VII, Satellite Overseas VIII and Satellite Overseas
IX (collectively, the "Offshore Funds" and, together with the Delaware
Funds, the "Satellite Funds") over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management and Satellite Advisors each share the same executive committee of members that make investment decisions on behalf of the Satellite Funds and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The address of the business office of each of the Reporting Persons is 623 Fifth Avenue, 19th Floor, New York, NY 10022.

The citizenship of each of the reporting persons is:

1) Satellite II is a Delaware limited partnership;

2) Satellite IV is a Delaware limited partnership;

3) Apogee is a Cayman Islands exempted company;

CUSIP No.   88553X103 (Page 14)
---------------------



4) Satellite Overseas is a Cayman Islands exempted company;

5) Satellite Overseas V is a Cayman Islands exempted company;

6) Satellite Overseas VI is a Cayman Islands exempted company;

7) Satellite Overseas VII is a Cayman Islands exempted company;

8) Satellite Overseas VIII is a Cayman Islands exempted company;

9) Satellite Overseas IX is a Cayman Islands exempted company;

10) Satellite Asset Management is a Delaware limited partnership;

11) Satellite Fund Management is a Delaware limited liability company; and

12) Satellite Advisors is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5 as beneficially owned by the Reporting Person were previously acquired with funds of approximately $1,280,166.07 (including brokerage commissions). All funds to acquire the Shares were provided from the capital of the Satellite Funds.


Item 4.  Purpose of Transaction.

The Shares have been acquired for strategic investment purposes with the prospect that at some point in the future the Reporting Persons may wish to increase their ownership position in the Issuer's Shares. The Reporting Persons expect to evaluate the Issuer and review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, circumstances surrounding the Issuer's Chapter 11 proceeding and its litigation against nVidia Corporation and nVidia US Investment Company (collectively, "nVidia"), each Reporting Person may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including: increasing its stake in the Issuer through open market purchases, private transactions or tender or exchange offers hedging transactions, including the use of derivatives; seeking to acquire or influence control of the Issuer, the means of which may include board representation; seeking a merger, consolidation or other business combinations; or seeking to influence the prosecution of litigation against nVidia. Depending on these same factors, the Reporting Persons, or any of them, may determine to sell all or a portion of the Shares that they now own or hereafter may acquire in the open market or in private transactions, although none of the Reporting Persons has a current intention to do so.

CUSIP No.   88553X103 (Page 15)
---------------------




Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons (collectively referred to as the "Satellite Funds") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:
The percentages used herein are calculated based upon 39,774,000 shares of the Issuer's common stock, issued and outstanding as of October 25, 2002, the latest date for which such information is available, as reported in the Issuer's Quarterly Report on Form 10Q filed on October 31, 2002.





Name of                         Number of Shares          Percentage
Reporting Person                Beneficially Owned        of Outstanding Stock
----------------------          ---------------------     -------------------

Satellite Fund II, L.P.(1)(2)	  657,412			1.65%

Satellite Fund IV, L.P.(1)(2)  	  132,920			0.33%

Satellite Advisors, L.L.C.,
the General Partner of
Satellite Fund II and
Satellite Fund IV		  790,332			1.99%

The Apogee Fund, Ltd.(2)
				  328,420			0.83%

Satellite Overseas
Fund, Ltd.(2)			  1,704,102			4.29%

Satellite Overseas
Fund V, Ltd.(2)			  141,880			0.36%

Satellite Overseas
Fund VI, Ltd.(2)		  48,210			0.12%

Satellite Overseas
Fund VII, Ltd.(2)		  77,340			0.19%

Satellite Overseas
Fund VIII, Ltd.(2)		  166,870			0.42%

Satellite Overseas
Fund IX, Ltd.(2)		  159,690			0.40%

Satellite Asset
Management, L.P.	          3,416,844			8.59%

Satellite Fund
Management, LLC,
the General Partner
of Satellite Asset
Management			  3,416,844			8.59%
________________________
TOTAL FOR THE
SATELLITE FUNDS:		  3,416,844			8.59%

________________________________________
(1) Satellite Advisors has discretionary trading authority over the shares held by these Reporting Persons, as General Partner.

(2) Satellite Asset Management has discretionary investment trading authority over the shares held by these Reporting Persons, as investment manager. The general partner of Satellite Asset Management is Satellite
    Fund Management. Satellite Fund Management and Satellite Advisors each share the same executive committee of members that make investment decisions on behalf of the Satellite Funds and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

CUSIP No.   88553X103 (Page 16)
---------------------



(b) As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Exhibit B hereto and is incorporated herein by reference. Unless otherwise noted, all of such transactions were effected in open market purchases through various brokerage entities. The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

(d) Satellite Asset Management, Satellite Fund Management, Satellite Advisors and its Principals expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons have entered into an agreement or contract relative to the securities of the Issuer, including any agreements related to the transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements relating to puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

The Joint Filing Agreement between and among the Reporting Persons pursuant to Section 240.13d-1(k) is attached hereto as Exhibit "A".

CUSIP No.   88553X103 (Page 17)
---------------------




SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 27, 2007	SATELLITE FUND II, L.P.

				By:  Satellite Advisors, L.L.C.,
				as General Partner

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact


DATED:  February 27, 2007	SATELLITE FUND IV, L.P.

				By:  Satellite Advisors, L.L.C.,
				as General Partner

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact


DATED:  February 27, 2007	THE APOGEE FUND, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND V, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel





DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VI, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel

CUSIP No.   88553X103 (Page 18)
---------------------





DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VII, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VIII, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND IX, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel

DATED:  February 27, 2007	SATELLITE ASSET MANAGEMENT, L.P.


				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE FUND MANAGEMENT LLC

				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact


DATED:  February 27, 2007	SATELLITE ADVISORS, L.L.C.

				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact



EXHIBIT A

JOINT FILING AGREEMENT


The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock of 3DFX Interactive, Inc., dated as of February 27, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



DATED:  February 27, 2007	SATELLITE FUND II, L.P.

				By:  Satellite Advisors, L.L.C.,
				as General Partner

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact


DATED:  February 27, 2007	SATELLITE FUND IV, L.P.

				By:  Satellite Advisors, L.L.C.,
				as General Partner

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact

CUSIP No.   88553X103 (Page 19)
---------------------





DATED:  February 27, 2007	THE APOGEE FUND, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND V, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VI, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VII, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND VIII, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE OVERSEAS FUND IX, LTD.

				By:  Satellite Asset Management L.P.,
				as Investment Manager

				By:  /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel

DATED:  February 27, 2007	SATELLITE ASSET MANAGEMENT, L.P.


				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: General Counsel


DATED:  February 27, 2007	SATELLITE FUND MANAGEMENT LLC

				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact


DATED:  February 27, 2007	SATELLITE ADVISORS, L.L.C.

				By: /s/ Simon Raykher
				------------------------
				Name:  Simon Raykher
				Title: Attorney-in-Fact

CUSIP No.   88553X103 (Page 20)
---------------------



Exhibit B

Trading History




Reporting Person                         Date       Quantity      Sale Price
						    Purchased     Per Share

SATELLITE FUND II, L.P                   2/2/07       5,300          0.40
SATELLITE FUND II, L.P                  2/23/07     112,720          0.45
SATELLITE FUND IV, L.P.                  2/2/07       1,100          0.40
SATELLITE FUND IV, L.P.                 2/23/07      23,250          0.45
THE APOGEE FUND, LTD.                    2/2/07       2,800          0.40
THE APOGEE FUND, LTD.                   2/23/07      59,180          0.45
SATELLITE OVERSEAS FUND, LTD.            2/2/07      13,640          0.40
SATELLITE OVERSEAS FUND, LTD.           2/23/07     293,230          0.45
SATELLITE OVERSEAS FUND V, LTD.          2/2/07       1,220          0.40
SATELLITE OVERSEAS FUND V, LTD.         2/23/07      25,650          0.45
SATELLITE OVERSEAS FUND VI, LTD.         2/2/07         400          0.40
SATELLITE OVERSEAS FUND VI, LTD.        2/23/07       8,490          0.45
SATELLITE OVERSEAS FUND VII, LTD.        2/2/07         630          0.40
SATELLITE OVERSEAS FUND  VII, LTD.      2/23/07      13,220          0.45
SATELLITE OVERSEAS FUND  VIII, LTD.      2/2/07       1,570          0.40
SATELLITE OVERSEAS FUND  VIII, LTD.     2/23/07      35,810          0.45
SATELLITE OVERSEAS FUND  IX, LTD.        2/2/07       1,340          0.40
SATELLITE OVERSEAS FUND  IX, LTD.       2/23/07      28,450          0.45
SATELLITE ASSET MANAGEMENT, L.P.         2/2/07      28,000          0.40
SATELLITE ASSET MANAGEMENT, L.P.        2/23/07     600,000          0.45
SATELLITE FUND MANAGEMENT LLC            2/2/07      28,000          0.40
SATELLITE FUND MANAGEMENT LLC           2/23/07     600,000          0.45
SATELLITE ADVISORS, L.L.C.               2/2/07       6,400          0.40
SATELLITE ADVISORS, L.L.C.              2/23/07     135,970          0.45
